Exhibit 99.22

Sprott | 2019 Annual Report

Contrarian. Innovative. Aligned.

Table of Contents

Letter to Shareholders	2

Management's Discussion and Analysis	3

Management's Responsibility for Financial Reporting	28

Independent Auditors' Report	29

Consolidated Financial Statements	33

Notes to the Consolidated Financial Statements	37

Dear Shareholders,

Last year Sprott continued to build its global platform while gold entered a new bull market. Gold prices convincingly broke out of their multi-year range in 2019, spurred by coordinated easing by all of the global central banks. In particular, the US Federal Reserve stumbled into a major policy reversal in July by cutting interest rates and ending its quantitative tightening program. Further, during the fourth quarter of 2019, the Fed began intervening in the overnight repo markets to offer additional liquidity into the financial system. Gold responded to these developments by gaining 18% to close the year at US$1,520 per ounce.

Stronger precious metals prices and increased investor interest contributed to Sprott’s Assets Under Management (“AUM”) increasing by 14% in 2019 to $12.1 billion. In January 2020, Sprott completed the previously announced acquisition of the Tocqueville gold strategies in a transaction that added a further $2.3 billion in assets to our managed equities segment at time of deal closure.

In our exchange listed products segment, our physical trusts returned to positive flows in the fourth quarter of 2019 and the momentum has continued into the start of 2020.

In 2019, we built on the success of our first private resource lending LPs by securing new commitments to our lending strategies from leading global institutions. We have also expanded our capabilities in this area with a new royalty and streaming strategy. Total committed capital in this segment is now more than US$1.3 billion.

With the addition of Tocqueville portfolio managers John Hathaway and Douglas Groh, Sprott believes it now has the world’s leading gold investment team in terms of sector experience, depth and technical expertise. By continuing to invest while our competitors retreat from the sector, we have built a global platform to offer the full spectrum of precious metal investment strategies.

Looking ahead, 2020 is likely to be a pivotal year for Sprott. Detailed analysis shows us that the Federal Reserve and other global central banks are now required to inject increasing amounts of liquidity into the financial system. We believe the markets will come to the realization that the Minsky Moment of government debt levels has already occurred. The Federal Reserve is employing variations of Modern Monetary Theory in order to provide short-term liquidity to the Treasury markets. To throw gasoline on the fire, populist political agendas, financed by significant fiscal deficits, are also likely here to stay. We believe this gold bull market will be different. Gold is no longer a “fringe” asset, is no longer being driven by short-term dislocations, and is being steadily accumulated by long-term investors as a mandatory portfolio insurance asset.

This is our time to shine. Sprott is uniquely positioned to benefit from these trends, and is committed to building our funds and delivering exceptional investment performance to our clients and shareholders.

Thank you for your continued support. We look forward to reporting to you on our progress in the months ahead.

Peter Grosskopf

Chief Executive Officer

P.S. At the time of publication, front page news and markets have become focused on the fallout from the Coronavirus. We believe that its impact to both the global economy and the financial markets will be substantial, and this may become the pin that pricks the bubble of confidence in central bank policies and fiat currencies. If so, gold could move to new highs as a protection asset. It will be an interesting year.

2

Management's Discussion and Analysis

Year ended December 31, 2019

3

FORWARD LOOKING STATEMENTS

Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Business Highlights and Growth Initiatives" section and "Outlook" subsection, contain forward-looking information (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) expectations regarding an increasingly constructive gold and silver pricing environment; (ii) expectations regarding deployment of capital called into our lending LPs; (iii) anticipation of flat year-over-year performance in the Brokerage segment; (iv) anticipation of higher year-over-year operating costs (primarily relating to higher SG&A on increased U.S. operating activities) and lower EBITDA contribution from non-reportable segments; (v) the impact to the Managed Equities segment of the Tocqueville gold strategies asset management business; (vi) the performance of the co-investments in the lending LPs; (vii) gold accumulation and new highs as insurance and protection assets; and (viii) the declaration, payment and designation of dividends.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) those assumptions disclosed herein under the heading "Significant Accounting Judgments, Estimates and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s merchant bank and advisory business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 27, 2020; and (xxix) those risks described under the headings "Managing Risk: Financial" and "Managing Risk: Non-Financial" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this MD&A concerning the completion of the acquisition or the timing thereof. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable Canadian securities laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A of financial condition and results of operations, dated February 27, 2020, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2019, compared with December 31, 2018, and the consolidated results of operations for the three and twelve months ended December 31, 2019, compared with the three and twelve months ended December 31, 2018. The Board of Directors approved this MD&A on February 27, 2020. All note references in this MD&A are to the notes to the Company's December 31, 2019 audited annual consolidated financial statements ("annual financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the annual financial statements. The Canadian dollar is the Company's functional and reporting currency for purposes of preparing the annual financial statements. Accordingly, all dollar references in this MD&A are in Canadian dollars, unless otherwise specified. The use of the term "prior period" refers to the three and twelve months ended December 31, 2018.

While the Company’s functional currency is the Canadian dollar, its presentation currency will switch to US dollars effective January 1, 2020. Going forward, we believe the US dollar will better reflect the Company’s consolidated financial position and results of operations given the significance of its subsidiaries that have the US market as their primary economic environment. The proportion of the Company’s subsidiaries that have the US market as their primary economic environment has further increased in 2020 with the January 17, 2020 close of the Tocqueville Asset Management gold strategies acquisition.

4

KEY PERFORMANCE INDICATORS (NON-IFRS FINANCIAL MEASURES)

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators are discussed below:

Assets Under Management

Assets Under Management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings, managed accounts and managed companies.

Net Inflows

Net Inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:

Net Sales

Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.

Capital calls and commitments

Capital calls into our lending LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our lending LPs, it is included within the AUM of the Company as it will now earn a management fee (NOTE: it is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time). Conversely, once loans in our lending LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").

Net Fees

Management fees (net of trailer and sub-advisor fees) and carried interest and performance fees (net of carried interest and performance fee payouts) are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net Commissions

Commissions, net of commission expenses, arise primarily from the transaction based service offerings of our brokerage segment.

Compensation

Compensation excludes commissions, carried interest and performance fee payouts, which are presented net of their related revenues in this MD&A, and severance and new hire accruals which are non-recurring.

Investable Capital

Investable capital includes: 1) cash, net of syndicate cash holdings; 2) proprietary investments, net of any obligations for securities sold short; and 3) balance sheet loans.

5

EBITDA, Adjusted EBITDA and Adjusted base EBITDA

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.

Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA, Adjusted EBITDA and Adjusted base EBITDA measures are determined:

	3 months ended		12 months ended
(in thousands $)	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Net income (loss) for the periods	1,909	9,831	13,532	31,379
Adjustments:
Interest expense	354	312	1,373	419
Provision (recovery) for income taxes	1,251	3,383	3,619	1,278
Depreciation and amortization	1,655	598	5,033	2,199
EBITDA	5,169	14,124	23,557	35,275

Other adjustments:
(Gains) losses on net investments (1)	1,879	(3,912)	1,401	5,782
(Gains) losses on foreign exchange	478	(2,026)	1,960	(2,310)
Non-cash stock-based compensation	854	1,738	5,120	5,199
Net proceeds from sale transaction	—	—	—	(4,200)
Unamortized placement fees (2)	—	(279)	—	(1,093)
Other expenses(3)	2,525	447	7,509	2,746
Adjusted EBITDA	10,905	10,092	39,547	41,399

Other adjustments:
Carried interest and performance fees	(2,391)	—	(2,391)	(1,802)
Carried interest and performance fee related expenses	1,310	—	1,310	915
Adjusted base EBITDA	9,824	10,092	38,466	40,512

(1)	This adjustment removes the income effects of certain gains or losses on proprietary and long-term investments to ensure the reporting objectives of our EBITDA metric as described above are met.

(2)	The prior period comparative figures contained a placement fee amortization adjustment to ensure the 2018 results were comparable to 2017 in light of the 2018 adoption of IFRS 15.

(3)	See Other expenses in Note 7 of the annual financial statements. In addition to the items outlined in Note 7, Other expenses also includes severance and new hire accruals of $0.2 million for the 3 months ended (3 months ended December 31, 2018 - $Nil) and $1.4 million for the 12 months ended (12 months ended December 31, 2018 - $0.5 million).

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BUSINESS OVERVIEW

Our reportable operating segments are as follows:

Exchange Listed Products

•	The Company's closed-end physical trusts and exchange traded funds ("ETFs").

Lending

•	The Company's lending activities primarily occur through limited partnership vehicles ("lending LPs").

Managed Equities

•	The Company's alternative investment strategies (open-end, closed-end, etc.) managed in-house and on a sub-advised basis. Prior to Q1 2019, the Company's fixed-term LP vehicles formed part of the "global segment" (which historically housed all of our U.S. business activities). Effective Q1 2019, the global segment no longer satisfied the qualitative tests of IFRS 8, Operating Segments ("IFRS 8") as the geographic location of the U.S. businesses is no longer a relevant consideration by management in the allocation of resources and assessment of product and service performance. Consequently, the global segment has been deconstructed and its fixed-term LP assets and earnings reallocated to the managed equities segment given that it is now at the managed equities level that the allocation of resources and assessment of product and service performance occurs by management.

Brokerage

•	Formerly "Merchant Banking & Advisory Services", this segment has been renamed to reflect the inclusion of our U.S. broker-dealer alongside our Canada based broker-dealer as the Company's "brokerage segment". Prior to Q1 2019 , the Company's U.S. broker-dealer formed part of the "global segment" (which historically housed all of our U.S. business activities). Effective Q1 2019, the global segment no longer satisfied the qualitative tests of IFRS 8 as the geographic location of the U.S. businesses is no longer a relevant consideration by management in the allocation of resources and assessment of product and service performance. Consequently, the global segment has been deconstructed and its U.S. broker-dealer assets and earnings reallocated to the brokerage segment given that it is now at the brokerage level (independent of geography) that the allocation of resources and assessment of product and service performance occurs by management.

Corporate

•	Provides the Company's various operating segments with capital, balance sheet management and other shared services.

All Other Segments

•	Contains all non-reportable segments as per IFRS 8. See Note 14 of the annual financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company's Annual Information Form and Note 2 of the annual financial statements.

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BUSINESS HIGHLIGHTS AND GROWTH INITIATIVES

Investment Performance

Market value appreciation was $174 million during the quarter and $957 million on a full year basis as the Company benefited from stronger precious metals prices throughout the year.

Product and Business Line Expansion

•	Subsequent to year-end, on January 17, 2020, the Company successfully closed on the acquisition of Tocqueville Asset Management's gold strategies. Based on AUM valuations as at January 17, 2020, this transaction will add approximately $2.3 billion (US$1.8 billion) to the Company's total AUM. The transaction cost is US$15 million (US$12.5 million in cash and Sprott Inc. common shares valued at US$2.5 million). Contingent consideration valued up to an additional US$35 million in cash and Sprott Inc. shares is payable subject to the achievement of certain financial performance conditions over two years following the closing of the transaction.

•	AUM in our lending LPs stood at $1 billion (US$784 million) as of December 31 2019. The $521 million (US$419 million) increase in the year was primarily due to additional new AUM arising from fee earning committed capital in a new lending LP and new capital calls into existing lending LPs.

•	On January 11, 2019, the Company launched a new Korean co-managed private equity fund with KB Securities (KB Solar fund), raising $75 million in commitment fee earning AUM in the process.

Other Matters

While the Company’s functional currency is the Canadian dollar, its presentation currency will switch to US dollars effective January 1, 2020. Going forward, we believe the US dollar will better reflect the Company’s consolidated financial position and results of operations given the significance of its subsidiaries that have the US market as their primary economic environment. The proportion of the Company’s subsidiaries that have the US market as their primary economic environment has further increased in 2020 with the January 17, 2020 close of the Tocqueville Asset Management gold strategies acquisition.

8

OUTLOOK

Exchange Listed Products

•	We expect this segment to benefit from an increasingly constructive gold and silver pricing environment in 2020 as more than 98% of this segment’s AUM is directly or indirectly impacted by gold and silver price changes, net of redemptions.

Lending

•	Interest income from balance sheet loans (included in finance income) will no longer be earned in 2020 as we have successfully transitioned to co-investments in our lending fund strategies instead. Effective 2020, this segment’s revenues will be generated primarily from two sources: management fees and co-investment income (included in finance income).

•	Our lending strategies had a total of approximately $1 billion in AUM at the end of 2019, earning a blended net management fee rate of approximately 1%. We expect capital calls (net of capital distributions) in 2020 to be in the range of US$100 million to US$200 million, based on our lending team's current view of the loan market and their expectations of possible repayments.

•	At the end of 2019, approximately $40 million of co-investments accounted for 4% of total segment AUM. These co-investments accounted for approximately 57% of finance income earned in this segment in 2019. NOTE: co-investment income is included in the finance income line given that it is largely interest income earned from lending LPs we are invested in alongside our clients.

Managed Equities

•	The purchase of Tocqueville Asset Management’s gold fund strategies (which closed on January 17, 2020) will increase AUM in this segment by approximately $2.3 billion.

Brokerage

•	We anticipate flat year-over-year performance in this segment.

Corporate & Other Non-reportable Segments

•	We anticipate higher year-over-year operating costs (primarily relating to higher SG&A on increased U.S. operating activities) and lower EBITDA contribution from non-reportable segments. (see “Elimination and all other segments” column of the segment table in Note 14 of the annual financial statements).

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SUMMARY FINANCIAL INFORMATION

(In thousands $)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
SUMMARY INCOME STATEMENT
Management fees	14,106	13,964	13,329	13,558	13,182	13,722	14,559	14,056
Carried interest and performance fees	2,391	—	—	—	—	—	685	1,117
less: Trailer and sub-advisor fees	1,275	65	89	—	38	45	49	47
less: Carried interest and performance fee payouts	114	—	—	—	—	—	356	559
Net Fees	15,108	13,899	13,240	13,558	13,144	13,677	14,839	14,567
Commissions	8,712	7,995	4,406	4,409	6,414	4,573	7,516	8,857
less: Commission expense	3,508	3,505	1,814	1,844	2,704	2,447	2,701	3,667
Net Commissions	5,204	4,490	2,592	2,565	3,710	2,126	4,815	5,190
Finance income (1)	3,276	3,381	4,595	3,918	4,244	4,824	3,293	3,066
Gains (losses) on net investments	(1,652)	791	(546)	6	6,919	(4,916)	(3,122)	(1,823)
Other income (loss)	161	604	(559)	(644)	2,453	(275)	3,683	6,242
Total Net Revenues	22,097	23,165	19,322	19,403	30,470	15,436	23,508	27,242

Compensation (2)	9,731	9,098	7,317	8,387	11,163	8,167	10,634	9,485
Compensation - severance and new hire accruals	204	222	855	146	38	359	—	149
Placement and referral fees	572	150	336	78	368	223	148	204
Selling, general and administrative	3,942	4,191	4,354	4,069	4,171	3,404	4,905	4,586
Interest expense	354	393	302	324	312	26	15	66
Amortization and impairment charges (3)	1,655	1,180	1,097	1,101	598	457	456	688
Other expenses	2,479	263	3,399	637	606	790	802	1,179
Total Expenses	18,937	15,497	17,660	14,742	17,256	13,426	16,960	16,357

Net Income (Loss)	1,909	5,723	2,116	3,784	9,831	1,975	5,916	13,657
Net Income (Loss) per share	0.01	0.02	0.01	0.02	0.04	0.01	0.02	0.06
Adjusted base EBITDA	9,824	10,049	9,409	9,184	10,092	9,707	10,686	10,027
Adjusted base EBITDA per share	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04

SUMMARY BALANCE SHEET
Total Assets	424,344	431,178	445,776	444,325	428,215	401,366	403,985	407,177
Total Liabilities	69,622	68,596	79,019	72,172	55,094	36,486	36,372	42,417
Cash	71,495	89,431	60,593	48,193	47,252	41,452	37,974	52,097
less: syndicate cash holdings	(569)	(154)	(10,119)	(12,218)	(10,421)	(967)	(796)	(932)
Net cash	70,926	89,277	50,474	35,975	36,831	40,485	37,178	51,165
Proprietary and long-term investments	120,147	110,699	122,607	134,681	129,271	115,744	120,853	96,352
less: obligations related to securities sold short	—	—	—	—	(255)	—	(2,927)	(8,543)
Net investments	120,147	110,699	122,607	134,681	129,016	115,744	117,926	87,809
Loans receivable	—	2,871	32,011	32,360	36,021	36,532	40,208	50,467
Investable Capital	191,073	202,847	205,092	203,016	201,868	192,761	195,312	189,441

Total Enterprise AUM	12,082,468	11,326,546	10,670,982	10,569,449	10,578,426	10,066,112	11,126,042	11,591,213

(1) Finance income includes: (1) interest income from on-balance sheet loans and brokerage client accounts; (2) co-investment income from lending LP units held as part of our long-term investments portfolio; and (3) ancillary income earned directly or indirectly from lending activities.

(2) See 'Compensation' in the key performance indicators (non-IFRS financial measures) section of this MD&A.

(3) Starting Q1 2019, in order to comply with the new IFRS 16 Leases accounting standard ("IFRS 16"), certain lease assets have now been capitalized and depreciated over their expected lease terms. See Note 2, Changes in Accounting Policies of the annual financial statements.

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SUMMARY MANAGEMENT FEE BREAKDOWN

Below is a detailed list of management fee rates on our fund products as at December 31, 2019 (in millions $):

FUND	AUM	BLENDED NET MANAGEMENT FEE RATE	CARRIED INTEREST AND PERFORMANCE FEE CRITERIA
Exchange Listed Products
Sprott Physical Gold and Silver Trust	3,843	0.40%	N/A (1)
Sprott Physical Gold Trust	3,197	0.35%	N/A (1)
Sprott Physical Silver Trust	1,399	0.45%	N/A (1)
Sprott Gold Miner's ETF	251	0.35%	N/A (1)
Sprott Physical Platinum & Palladium Trust	153	0.50%	N/A (1)
Sprott Jr. Gold Miner's ETF	79	0.35%	N/A (1)

Total	8,922	0.39%

Lending
Sprott private resource lending LPs	1,019	1.00%	15-70% of net profits over preferred return

Managed Equities: In-house
Sprott U.S. Value Strategies	306	1.00%	N/A
Fixed Term Limited Partnerships	242	1.70%	15-30% over preferred return
Separately Managed Accounts (2)	59	1.00%	N/A
Sprott Hathaway Special Situations Fund (3)	49	0.75%	20% of net profits over preferred return
Total	656	1.24%

Managed Equities: Sub-advised
Bullion Funds (3)	332	0.51%	5% excess over applicable benchmark indices
Corporate Class Funds (3)	162	0.75%	5% excess over applicable benchmark indices
Flow-through LPs (3)	93	0.70%	10% of all net profits in excess of the HWM

Total	587	0.61%

Other
Managed Companies (4)	622	0.50%	20% of net profits over preferred return
Separately Managed Accounts (5)	276	0.61%	20% of net profits over preferred return

Total	898	0.53%

Total AUM	12,082	0.51%

(1) Exchange listed products do not generate performance fees, however the management fees they generate are closely correlated to precious metals prices.

(2) Institutional managed accounts.

(3) Management fee rate represents the net amount received by the Company.

(4) Includes Sprott Resource Holdings Inc. and Sprott Korea Corp.

(5) Includes our private equity strategy in Sprott Asia and high net worth discretionary managed accounts in the U.S.

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RESULTS OF OPERATIONS

AUM SUMMARY

AUM was $12.1 billion as at December 31, 2019, up $0.8 billion (7%) from September 30, 2019 and up $1.5 billion (14%) from December 31, 2018. On a three and twelve months ended basis we benefited from strong precious metals price appreciation in our exchange listed products and managed equities segments. We also benefited from capital calls and new commitment fee earning assets being added to our lending LPs throughout the year, which more than offset capital distributions.

3 months results

(In millions $)	AUM Sep. 30, 2019	Net Inflows (1)	Market Value Changes	Other (2)	AUM Dec. 31, 2019
Exchange Listed Products
- Physical Trusts	8,376	71	145	—	8,592
- ETFs	314	(7)	23	—	330
	8,690	64	168	—	8,922

Lending	586	474	(38)	(3)	1,019	(3)

Managed Equities
- In-house	592	35	29	—	656
- Sub-advised	535	11	41	—	587
	1,127	46	70	—	1,243

Other	924	—	(26)	—	898

Total	11,327	584	174	(3)	12,082

12 months results

(In millions $)	AUM Dec. 31, 2018	Net Inflows (1)	Market Value Changes	Other (2)	AUM Dec. 31, 2019
Exchange Listed Products
- Physical Trusts	7,927	(177)	842	—	8,592
- ETFs	237	11	82	—	330
	8,164	(166)	924	—	8,922

Lending	498	858	(55)	(282)	1,019	(3)

Managed Equities
- In-house	538	66	52	—	656
- Sub-advised	505	3	79	—	587
	1,043	69	131	—	1,243

Other	873	68	(43)	—	898

Total	10,578	829	957	(282)	12,082

(1) See 'Net Inflows' in the key performance indicators (non-IFRS financial measures) section of this MD&A.

(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.

(3) $1.7 billion (US$1.3 billion) of committed capital remains uncalled, of which $697 million (US$536 million) earns a commitment fee (AUM), and $980 million (US$754 million) does not (future AUM).

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KEY REVENUE LINES

Net Fees in the quarter were $15.1 million, up $2 million (15%) from the prior period and were $55.8 million on a full year basis, down $0.4 million (1%).	Finance Income in the quarter was $3.3 million, down $1 million (23%) from the prior period and was $15.2 million on a full year basis, down $0.3 million (2%).

Net fees increased in the quarter due to higher average AUM in our exchange listed products and managed equities segments given strong precious metals price appreciation and improved mining equities stock performance. We also benefited from higher fees in our lending segment as we continue to grow AUM in this area. Additionally, our managed equities segment generated higher net performance fees from the prior period.	Finance income primarily includes interest income from legacy loans, co-investment income from LP units and other ancillary income earned directly or indirectly from lending activities. The decrease in finance income in the quarter and on a full year basis was primarily due to legacy loan repayments. The resultant lower finance income was partially offset by increased co-investment income earned in our lending LPs.

Net Commissions in the quarter were $5.2 million, up $1.5 million from the prior period and were $14.9 million on a full year basis, down $1 million.

The increase in the quarter was due to improved equity origination activity in our brokerage segment. The decrease on a full year basis was due to lower equity origination activity in the first half of the year that over shadowed the increase in origination activity in the second half of the year.

Net fees decreased on a full year basis despite strong precious metals price appreciation in the second half of the year as redemptions of our exchange listed products throughout last year and the first half of this year, led to lower average AUM on a full year basis from this segment. In addition, we experienced lower average AUM in the fixed-term LPs of our managed equities segment. These declines more than offset increased fee generation in our lending segment and higher performance fees generated in our managed equities segment.

13

KEY EXPENSE LINES

Compensation, excluding commissions, carried interest and performance fee payouts, which are presented net of their related revenues in this MD&A, and severance and new hire accruals which are non-recurring, was $9.7 million, down $1.4 million (13%) from the prior period and was $34.5 million on a full year basis, down $4.9 million (12%). The decrease in the quarter and on a full year basis was primarily due to lower LTIP amortization.

ADJUSTED BASED EBITDA

Adjusted base EBITDA in the quarter was $9.8 million, down $0.3 million (3%) from the prior period and was $38.5 million on a full year basis, down $2 million (5%).

On an aggregate basis, our reportable segments had improved quarterly performance, however, their results were more than offset by lower earnings from our non-reportable segments.

Our full year results were primarily impacted by lower fee income in our exchange listed products segment due to last year's redemption experience that continued through to the first half of this year and lower AUM valuations in our managed equities segment. We also encountered legacy loans being repaid in full by the end of the third quarter in our lending segment, resulting in lower full year finance income.

SG&A was $3.9 million in the quarter, down $0.2 million (5%) from the prior period and was $16.6 million on a full year basis, down $0.5 million (3%).

The decrease was largely due to the adoption of IFRS 16 and our ongoing cost containment program.

14

ADDITIONAL REVENUES AND EXPENSES	BALANCE SHEET

Net investments losses were mainly due to market value depreciation of certain equity holdings and long-term investments.	Investable Capital was $191 million, down $11 million from December 31, 2018.

Other income was lower in the quarter and on a full year basis.The decrease was primarily due to FX translation losses in the current periods (USD-to-CAD) compared to FX translation gains in the prior periods, net sales proceeds received on last year's sale transaction in the first quarter of 2018 and income earned on the early settlement of a loan last year.

Placement and referral fees were higher in the quarter and on a full year basis. They mainly include referral fees paid in our brokerage segment.

Interest expense was higher in the quarter and on a full year basis due to interest accruals on leases from the adoption of IFRS 16 and the draw down of our loan facility in the first quarter of this year (see Note 15 of the annual financial statements).

Amortization of intangibles did not change in the quarter and was lower on a full year basis due to finite life fund management contracts related to fixed term LPs in our managed equities segment being fully amortized by the end of the first quarter of the prior period.

Amortization of property and equipment was higher in the quarter and on a full year basis mainly due to increased depreciation expense related to leasehold improvements and leases that were capitalized on the adoption of IFRS 16.

Other expenses were higher in the quarter and on a full year basis due to higher non-recurring professional fees and transaction costs.

Total Assets were $424 million, down $4 million (1%) from December 31, 2018. The slight decrease was primarily due to a combination of loan repayments, investment exits and FX losses on goodwill valuation.

Total Liabilities were $70 million, up $15 million (26%) from December 31, 2018. The increase was primarily due to the draw down of our loan facility to help fund anticipated investment activities of the Company over the next 12-18 months. The increase was also due to the recording of a lease liability on adoption of IFRS 16. These increases were partially offset by the payment of prior year's accrued liabilities.

Total Shareholder's Equity was $355 million, down $18 million (5%) from December 31, 2018.

15

REPORTABLE OPERATING SEGMENTS

Exchange Listed Products

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
SUMMARY INCOME STATEMENT
Management fees	8,678	7,511	32,477	32,652
Other income (loss)	(395)	719	(811)	827
Total Revenues	8,283	8,230	31,666	33,479

Compensation	1,481	1,047	5,052	4,473
Selling, general and administrative	1,240	802	4,025	3,295
Interest expense	265	—	1,093	—
Amortization and impairment charges	315	316	1,263	1,259
Other expenses	—	—	—	30
Total Expenses	3,301	2,165	11,433	9,057

Net Income before income taxes	4,982	6,065	20,233	24,422
Adjusted base EBITDA	6,039	5,675	23,863	24,924
Total AUM	8,922,030	8,164,136	8,922,030	8,164,136

3 and 12 months ended

Adjusted base EBITDA in the quarter was $6 million, up $0.4 million (6%) from the prior period and was $23.9 million on a full year basis, down $1.1 million (4%).

Our three months ended results were positively impacted by higher average AUM given strong precious metals price appreciation this quarter which more than offset higher compensation and SG&A. However on a full year basis, the strong pricing environment was more than offset by the redemption experience we encountered last year which continued through to the first half of this year. Additionally we also incurred higher compensation and SG&A in this segment.

Non-EBITDA highlights:

•	Other losses was due to FX translation movements (USD-to-CAD).

•	Interest expense relates to the draw down of our loan facility in the first quarter of this year (see Note 15 of the annual financial statements).

16

Lending

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
SUMMARY INCOME STATEMENT
Management fees	1,833	1,420	7,492	4,929
Carried interest and performance fees	—	—	—	685
less: Carried interest and performance fee payouts	—	—	—	356
Net Fees	1,833	1,420	7,492	5,258
Finance income (1)	2,985	3,619	13,229	13,884
Gains (losses) on net investments	(134)	3,515	(1,542)	1,914
Other income (loss)	(219)	1,666	(1,069)	6,290
Total Net Revenues	4,465	10,220	18,110	27,346

Compensation	1,658	1,291	6,643	5,173
Placement and referral fees	20	49	58	157
Selling, general and administrative	293	595	1,032	1,522
Interest expense	39	—	80	—
Amortization and impairment charges	36	37	143	78
Other expenses	1,509	—	1,509	30
Total Expenses	3,555	1,972	9,465	6,960

Net Income before income taxes	910	8,248	8,645	20,386
Adjusted base EBITDA	3,247	3,300	14,236	15,437
Total AUM (2)	1,019,030	498,231	1,019,030	498,231

(1) Includes: (1) interest income from on-balance sheet loans; and (2) co-investment income from lending LP units held as part of our long-term investments portfolio.

(2) $1.7 billion (US$1.3 billion) of committed capital remains uncalled, of which $697 million (US$536 million) earns a commitment fee (AUM), and $980 million (US$754 million) does not (future AUM).

3 and 12 months ended

Adjusted base EBITDA in the quarter was $3.2 million, down $0.1 million (2%) from the prior period and was $14.2 million on a full year basis, down $1.2 million (8%).

Our three months ended and full year results were primarily impacted by legacy loans repaid in full by the end of the third quarter, which led to lower interest income over the periods. This more than offset increased management fees and co-investment income as we continue to grow AUM in this segment.

Non-EBITDA highlights:

•	Net investment losses were due to equity kicker valuations.

•	Other losses was due to FX translation movements (USD-to-CAD).

•	Other expenses related primarily to non-recurring professional fees.

17

Managed Equities*

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
SUMMARY INCOME STATEMENT
Management fees	2,641	2,573	10,356	11,867
Carried interest and performance fees	2,391	—	2,391	1,061
less: Trailer and sub-advisor fees	1,317	80	1,599	358
less: Carried interest and performance fee payouts	114	—	114	559
Net Fees	3,601	2,493	11,034	12,011
Gains (losses) on net investments	1,553	(164)	4,721	(395)
Other income (loss)	454	179	1,239	65
Total Net Revenues	5,608	2,508	16,994	11,681

Compensation	1,378	1,462	6,052	6,104
Selling, general and administrative	809	596	2,485	2,081
Amortization and impairment charges	67	73	280	540
Other expenses	1	140	339	500
Total Expenses	2,255	2,271	9,156	9,225

Net Income before income taxes	3,353	237	7,838	2,456
Adjusted base EBITDA	1,043	1,094	4,201	4,571
Total AUM	1,243,100	1,043,294	1,243,100	1,043,294

*See "Managed Equities" in the business overview section on page 7 of this MD&A.

3 and 12 months ended

Adjusted base EBITDA in the quarter was $1 million, down $0.1 million (5%) from the prior period, and was $4.2 million on a full year basis, down $0.4 million (8%).

Our three months ended results were primarily impacted by higher SG&A which more than offset lower compensation and higher management fees. On a full year basis, the impact of lower average AUM on fixed-term LPs was more pronounced.

Non-EBITDA highlights:

•	Net investments gains were due to market value appreciation of certain holdings.

18

Brokerage*

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
SUMMARY INCOME STATEMENT
Commissions	8,266	5,766	24,487	26,120
less: Commission expense	3,498	2,823	10,632	11,964
Net Commissions	4,768	2,943	13,855	14,156
Management fees	473	445	1,723	1,746
Finance income	291	625	1,941	1,543
Gains (losses) on net investments	218	(829)	(149)	(1,701)
Other income (loss)	(1)	(167)	121	4,474
Total Net Revenues	5,749	3,017	17,491	20,218

Compensation (1)	2,234	2,501	9,157	10,342
Placement and referral fees	468	300	893	666
Selling, general and administrative	1,102	1,625	5,705	6,238
Interest expense	17	—	77	—
Amortization and impairment charges	179	25	651	76
Other expenses	2	—	9	344
Total Expenses	4,002	4,451	16,492	17,666

Net Income (Loss) before income taxes	1,747	(1,434)	999	2,552
Adjusted base EBITDA	2,319	547	4,413	4,033

*See "Brokerage" in the business overview section on page 7 of this MD&A.

(1) Compensation is presented excluding commission expense, which is reported net of commission revenue.

3 and 12 months ended

Adjusted base EBITDA in the quarter was $2.3 million, up $1.8 million from the prior period, and was $4.4 million on a full year basis, up $0.4 million.

Our three and twelve months ended results were positively impacted by a combination of lower compensation and SG&A expense and higher net commissions on improved equity origination in the second half of the year. However, the weak equity origination environment encountered in the first half of the year weighed down our full year results.

Non-EBITDA highlights:

•	Net investment gains in the quarter and losses on a full year basis were the result of equity kicker valuations.

•	Other income in the prior period was primarily related to net sales proceeds received on last year's sale transaction in the first quarter of 2018. See Note 7 of the annual financial statements.

19

Corporate

This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
SUMMARY INCOME STATEMENT
Gains (losses) on net investments	(2,786)	5,348	(3,531)	2,334
Other income (loss)	422	(149)	795	138
Total Revenues	(2,364)	5,199	(2,736)	2,472

Compensation	2,580	4,022	7,651	10,308
Selling, general and administrative	483	328	2,553	2,630
Interest expense	33	12	123	93
Amortization and impairment charges	1,049	59	2,660	142
Other expenses	119	159	861	1,355
Total Expenses	4,264	4,580	13,848	14,528

Net Income (Loss) before income taxes	(6,628)	619	(16,584)	(12,056)
Adjusted base EBITDA	(2,699)	(1,020)	(9,674)	(8,982)

3 and 12 months ended

•	Net investments losses were due to market value depreciation of certain equity holdings and long-term investments.

•	Compensation decreased due to lower LTIP amortization and lower incentive accruals.

•	SG&A increased in the quarter due to lower than normal operating expenses this time last year. The decrease on a full year basis was primarily due to the adoption of IFRS 16 which was partially offset by lower than normal operating expenses in the second half of last year.

•	Higher amortization was due to increased depreciation expense related to leasehold improvements and leases that were capitalized on the adoption of IFRS 16.

20

Dividends

The following dividends were declared by the Company during the year ended December 31, 2019:

Record date	Payment Date	Cash dividend per share ($)	Total dividend amount (in thousands $)
March 08, 2019 - Regular Dividend Q4 - 2018	March 25, 2019	0.03	7,602
May 21, 2019 - Regular Dividend Q1 - 2019	June 5, 2019	0.03	7,605
August 19, 2019 - Regular Dividend Q2 - 2019	September 3, 2019	0.03	7,614
November 18, 2019 - Regular Dividend Q3 - 2019	December 3, 2019	0.03	7,614
Dividends (1)			30,435

(1) Subsequent to year-end, on February 27, 2020, a regular dividend of $0.03 per common share was declared for the quarter ended December 31, 2019. This dividend is payable on March 24, 2020 to shareholders of record at the close of business on March 9, 2020.

Capital Stock

Including the 9 million unvested common shares currently held in the EPSP Trust (December 31, 2018 - 9.9 million), total capital stock issued and outstanding was 253.1 million (December 31, 2018 - 253 million).

Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share were $0.01 and $0.06 for the quarter and twelve months ended respectively, compared to $0.04 and $0.13 in the respective prior periods. Diluted earnings per share were $0.01 and $0.05 for the quarter and twelve months ended respectively, compared to $0.04 and $0.12 in the respective prior periods. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.

A total of 3.3 million stock options are outstanding pursuant to our stock option plan, of which 2.6 million are exercisable.

21

Liquidity and Capital Resources

As at December 31, 2019, the Company had $20 million (December 31, 2018 - $Nil) outstanding on its credit facility, $5 million of which is due within 12 months and $15 million is due after 12 months (December 31, 2018 - $Nil and $Nil respectively).

The Company has a 5 year, $90 million credit facility with a major Canadian schedule I chartered bank. The facility consists of a $25 million term loan and a $65 million revolving line of credit. Amounts may be borrowed under the facility through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. In the first quarter, the Company drew $25 million on the term loan portion of the credit facility to avoid its expiry and to partially fund anticipated growth in the business over the next 12-18 months. As at December 31, 2019, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

◦	5-year, $65 million revolver with "bullet maturity" December 31, 2022
◦	5-year, $25 million term loan with 5% of principal amortizing quarterly, with the remaining balance maturing on December 31, 2022

Interest Rate

◦	Prime rate + 0 bps or;
◦	Banker Acceptance Rate + 170 bps

Covenant Terms

◦	Minimum AUM: $8.2 billion
◦	Debt to EBITDA less than 2.5:1
◦	EBITDA to interest expense more than 2.5:1

Commitments

Besides the Company's long-term lease agreements, there may be commitments to make co-investments in lending LPs arising from our lending segment or commitments to make investments in the net investments portfolio of the Company. As at December 31, 2019, the Company had $8.6 million in co-investment commitments from the lending segment (December 31, 2018 - $38.7 million).

22

Significant Accounting Judgments, Estimates and Changes in Accounting Policies

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the annual financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Share-based payments

The Company measures the cost of share-based payments to employees by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including (in the case of options grants) the expected life of the option, expected volatility, and expected dividend yields, and in the case of performance-based equity grants, the probability of a subsidiary or executive attaining certain performance targets, the future stock price of the Company and the future employment of a senior employee.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent it is probable that sufficient taxable profit will be generated in order to utilize the losses. In addition, taxable income is subject to estimation as a portion of performance fee and carried interest revenue is an allocation of partnership income. Such allocations involve a certain degree of estimation and income tax estimates could change as a result of: (i) changes in tax laws and regulations, both domestic and foreign; (ii) an amendment to the calculation of partnership income allocation; or (iii) a change in foreign affiliate rules. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits together with future tax planning strategies.

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the annual financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs which could affect the Company's future results if estimates of future performance and fair value change.

23

Change in accounting policies

On January 1, 2019, the Company adopted IFRS 16 and IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23"). As a result, the Company changed its accounting policies. As permitted by the transition provision of IFRS 16, the Company elected not to restate comparative period results. Accordingly, all comparative period information is presented in accordance with previous accounting policies. For a summary of the impact of the adoption of IFRS 16, see Note 2 of the annual financial statements. The adoption of IFRIC 23 did not have a material impact on the Company's annual financial statements.

Managing Risk: Financial

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interests and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its lending segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows when translating those balances into Canadian dollars. The Company's primary foreign currency is the United States Dollar ("USD"). The Company may employ certain hedging strategies to mitigate foreign currency risk.

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's legacy loan book and co-investments in lending LPs and its net investments portfolio.

Loans receivable

The Company incurs credit risk primarily in the on-balance sheet loans of its lending segment and through co-investments made in the lending LPs of the lending segment. In addition to the relative default probability of borrowers (both directly via on balance sheet loans and indirectly via borrowers of the lending LPs we co-invest with), credit risk is also dependent on loss given default, which can increase credit risk if the values of the underlying assets securing the Company's loans and co-investments decline to levels approaching or below the loan amounts. A decrease in commodity prices may delay the development of the underlying security or business plans of the borrower and could adversely affect the value of the Company's security against a loan. Additionally, the value of the Company's underlying security in a loan can be negatively affected if the actual amount or quality of the commodity proves to be less than originally estimated, or the ability to extract the commodity proves to be more difficult or more costly than originally estimated. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

24

Collectability of loans

Besides the above noted measures we take to manage credit risk, the Company will report on credit risk in the notes to the annual financial statements and records expected credit loss provisions to ensure that on-balance sheet loans are recorded at their estimated recoverable amount (i.e. net of impairment risk we believe to exist as at the balance sheet date and in accordance with IFRS). Actual losses incurred in the on-balance sheet loan portfolio could differ materially from our provisions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Net investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds, managed accounts and managed companies managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $90 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

The Company's exposure to liquidity risk as it relates to our co-investments in lending LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its loan co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations (e.g. dividend payments) as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; cutting its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.

Concentration risk

A significant portion of the Company's AUM as well as its net investments and loans are focused on the natural resource sector, and in particular, precious metals related investments and transactions. In addition, from time-to-time, certain net investment and loan positions may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

25

Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Consistent with National Instrument 52-109, the Company's CEO and CFO evaluate quarterly the DC&P and ICFR. As at December 31, 2019, the Company's CEO and CFO concluded that the Company's DC&P and ICFR were properly designed and were operating effectively. In addition, there were no material changes to ICFR during the quarter.

Managing Risk: Non-financial

Managing Risk: Non-financial

Confidentiality of Information

Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.

Conflicts of Interest

The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.

Independent Review Committee

National Instrument 81-107 - Independent Review Committee for Investment Funds (“NI 81-107”) requires all publicly offered investment funds to establish an independent review committee ("IRC") to whom all conflicts of interest matters must be referred for review and approval. The Company established an IRC for its public funds. As required by NI 81-107, the Company established written policies and procedures for dealing with conflict of interest matters and maintains records in respect of these matters and provides assistance to the IRC in carrying out its functions. The IRC is comprised of three independent members, and is subject to requirements to conduct regular assessments and provide reports to the Company and to the holders of interests in public mutual funds in respect of its functions.

Insurance

The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.

Internal Controls and Procedures

Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the OSC, IIROC, FINRA and the U.S. Securities and Exchange Commission ("SEC").

Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com

26

Consolidated Financial Statements

Year ended December 31, 2019

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements, which consolidate the financial results of Sprott Inc. (the "Company"), were prepared by management, who are responsible for the integrity and fairness of all information presented in the consolidated financial statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2019. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Financial information presented in the MD&A is consistent with that in the consolidated financial statements.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in Note 2 of the consolidated financial statements. Management maintains a system of internal controls to meet its responsibilities for the integrity of the consolidated financial statements.

The board of directors (the "Board of Directors") of the Company appoints the Company's audit and risk committee (the "Audit & Risk Committee") annually. Among other things, the mandate of the Audit & Risk Committee includes the review of the consolidated financial statements of the Company on a quarterly basis and the recommendation to the Board of Directors for approval. The Audit & Risk Committee has access to management and the auditors to review their activities and to discuss the external audit program, internal controls, accounting policies and financial reporting matters.

KPMG LLP performed an independent audit of the consolidated financial statements, as outlined in the auditors' report contained herein. KPMG LLP had, and has, full and unrestricted access to management of the Company, the Audit & Risk Committee and the Board of Directors to discuss their audit and related findings and have the right to request a meeting in the absence of management at any time.

Peter Grosskopf	Kevin Hibbert, FCPA, FCA
Chief Executive Officer	Chief Financial Officer and Senior Managing Director

February 27, 2020

28

Independent Auditors' Report

To the Shareholders of Sprott Inc.

Opinion

We have audited the consolidated financial statements of Sprott Inc. (the "Company"), which comprise:

•	the consolidated balance sheets as at December 31, 2019 and 2018;
•	the consolidated statements of operations and comprehensive income for the years then ended;
•	the consolidated statements of changes in shareholders’ equity for the years then ended;
•	the consolidated statements of cash flows for the years then ended;
•	and notes to the consolidated financial statements, including a summary of significant accounting policies.

(hereinafter referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "Auditors’ Responsibilities for the Audit of the Financial Statements" section of our auditors’ report.

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.
•	the information, other than the financial statements and the auditors’ report thereon, included in a document likely to be entitled "Annual Report 2019".

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information, other than the financial statements and the auditors’ report thereon, included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions and the "Annual Report 2019" as at the date of this auditors’ report.

If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company‘s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•	obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;
•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
•	conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•	evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represents the underlying transactions and events in a manner that achieves fair presentation;
•	communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit;
•	provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards; and
•	obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors' report is James Loewen.

February 27, 2020

Toronto, Canada

CONSOLIDATED BALANCE SHEETS

As at		Dec. 31	Dec. 31
(In thousands of Canadian dollars)		2019	2018
Assets
Current
Cash and cash equivalents		71,495	47,252
Fees receivable		11,338	8,635
Loans receivable	(Note 6)	—	15,275
Proprietary investments	(Notes 3 and 10)	22,847	26,711
Other assets	(Note 7)	16,951	10,774
Income taxes recoverable		1,879	2,379
Total current assets		124,510	111,026

Loans receivable	(Note 6)	—	20,746
Long-term investments	(Note 3)	97,300	102,560
Other assets	(Note 7)	1,780	1,214
Property and equipment, net	(Note 4)	21,195	12,334
Intangible assets	(Note 5)	148,975	148,324
Goodwill	(Note 5)	25,006	26,115
Deferred income taxes	(Note 9)	5,578	5,896
		299,834	317,189
Total assets		424,344	428,215

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities		30,843	41,641
Compensation payable		9,027	9,466
Obligations related to securities sold short	(Notes 3 and 10)	—	255
Loan facility	(Note 15)	5,000	—
Income taxes payable		1,054	607
Total current liabilities		45,924	51,969
Other accrued liabilities		5,546	—
Loan facility	(Note 15)	15,000	—
Deferred income taxes	(Note 9)	3,152	3,125
Total liabilities		69,622	55,094

Shareholders' equity
Capital stock	(Note 8)	413,114	412,938
Contributed surplus	(Note 8)	43,672	43,383
Deficit		(134,104)	(117,201)
Accumulated other comprehensive income		32,040	34,001
Total shareholders' equity		354,722	373,121
Total liabilities and shareholders' equity		424,344	428,215
Commitments and provisions	(Notes 16 and 17)

The accompanying notes form part of the consolidated financial statements

"Ron Dewhurst"	"Sharon Ranson, FCPA, FCA"
Director	Director

33

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended
		Dec. 31	Dec. 31
(In thousands of Canadian dollars, except for per share amounts)		2019	2018
Revenues
Management fees		54,957	55,519
Carried interest and performance fees		2,391	1,802
Commissions		25,522	27,360
Finance income		15,170	15,427
Gain (loss) on net investments	(Note 3)	(1,401)	(2,942)
Other income (loss)	(Note 7)	(438)	12,103
Total revenue		96,201	109,269

Expenses
Compensation		39,596	40,072
Stock-based compensation	(Note 8)	7,149	12,358
Trailer and sub-advisor fees		1,429	179
Placement and referral fees		1,136	943
Selling, general and administrative		16,556	17,066
Interest expense		1,373	419
Amortization of intangibles	(Note 5)	1,167	1,431
Amortization of property and equipment	(Note 4)	3,866	768
Other expenses	(Note 7)	6,778	3,376
Total expenses		79,050	76,612
Income before income taxes for the period		17,151	32,657
Provision (recovery) for income taxes	(Note 9)	3,619	1,278
Net income for the period		13,532	31,379
Basic earnings per share	(Note 8)	$0.06	$0.13
Diluted earnings per share	(Note 8)	$0.05	$0.12

Net income for the period	13,532	31,379
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) on foreign operations (taxes of $Nil)	(1,961)	4,328
Total other comprehensive income (loss)	(1,961)	4,328
Comprehensive income	11,571	35,707

The accompanying notes form part of the consolidated financial statements

34

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of Canadian dollars, other than number of shares)		Number of Shares Outstanding	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
At Dec. 31, 2018		243,062,337	412,938	43,383	(117,201)	34,001	373,121
Shares acquired for equity incentive plan	(Note 8)	(1,826,124)	(6,479)	—	—	—	(6,479)
Shares released on vesting of equity incentive plan	(Note 8)	2,803,998	6,535	(6,535)	—	—	—
Shares acquired and canceled under normal course issuer bid	(Note 8)	(740,600)	(2,266)	—	—	—	(2,266)
Foreign currency translation loss on foreign operations		—	—	—	—	(1,961)	(1,961)
Stock-based compensation	(Note 8)	—	—	7,149	—	—	7,149
Issuance of share capital on conversion of RSUs and other share based considerations	(Note 8)	815,289	2,191	(325)	—	—	1,866
Dividends declared	(Note 12)	61,519	195	—	(30,435)	—	(30,240)
Net income		—	—	—	13,532	—	13,532
Balance, Dec. 31, 2019		244,176,419	413,114	43,672	(134,104)	32,040	354,722

At Dec. 31, 2017		234,098,634	392,556	39,907	(118,272)	29,673	343,864
IFRS 9 transition adjustment		—	—	—	(50)	—	(50)
Shares acquired for equity incentive plan		(2,402,500)	(7,161)	—	—	—	(7,161)
Shares released on vesting of equity incentive plan		2,836,201	6,446	(6,446)	—	—	—
Shares released on exercise of stock option plan		558,048	1,217	(1,217)			—
Foreign currency translation loss on foreign operations		—	—	—	—	4,328	4,328
Issuance of share capital on purchase of management contracts		6,997,387	17,284	—	—	—	17,284
Stock-based compensation		—	—	12,358	—	—	12,358
Issuance of share capital on conversion of RSUs and other share based considerations		635,939	1,581	(1,219)	—	—	362
Dividends declared		338,628	1,015	—	(30,258)	—	(29,243)
Net income		—	—	—	31,379	—	31,379
Balance, Dec. 31, 2018		243,062,337	412,938	43,383	(117,201)	34,001	373,121

The accompanying notes form part of the consolidated financial statements

35

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	Dec. 31	Dec. 31
(In thousands of Canadian dollars)	2019	2018
Operating Activities
Net income for the period	13,532	31,379
Add (deduct) non-cash items:
Loss (gain) on net proprietary investments	1,401	2,942
Stock-based compensation	7,149	12,358
Amortization of property, equipment and intangible assets	5,033	2,199
Current portion of lease liability	(2,133)	—
Deferred income tax recovery	303	1,022
Current income tax expense	3,316	256
Other items	172	(435)
Income taxes paid	(2,437)	(3,852)
Changes in:
Fees receivable	(2,703)	5,141
Loans receivable	36,021	12,652
Other assets	(6,743)	12,621
Accounts payable, accrued liabilities and compensation payable	(11,237)	14,728
Cash provided by operating activities	41,674	91,011
Investing Activities
Purchase of investments	(45,383)	(79,267)
Sale of investments	50,370	37,077
Purchase of property and equipment	(2,952)	(7,805)
Purchase of intangible assets	—	(115,719)
Cash provided by (used in) investing activities	2,035	(165,714)
Financing Activities
Acquisition of common shares for equity incentive plan	(6,479)	(7,161)
Acquisition of common shares under normal course issuer bid	(2,266)	—
Net advances from loan facility	20,000	—
Dividends paid	(30,240)	(29,243)
Cash provided by (used in) financing activities	(18,985)	(36,404)
Effect of foreign exchange on cash balances	(481)	2,239
Net increase (decrease) in cash and cash equivalents during the year	24,243	(108,868)
Cash and cash equivalents, beginning of the year	47,252	156,120
Cash and cash equivalents, end of the year	71,495	47,252
Cash and cash equivalents:
Cash	66,240	41,999
Short-term deposits	5,255	5,253
	71,495	47,252
Supplementary disclosure of cash flow information
Amount of interest received during the year	5,301	8,689

The accompanying notes form part of the consolidated financial statements

36

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

1 CORPORATE INFORMATION

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These annual audited consolidated financial statements for the years ended December 31, 2019 and 2018 ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

They have been authorized for issue by a resolution of the Board of Directors of the Company on February 27, 2020 and include all subsequent events up to that date.

Basis of presentation

These financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

The Company currently controls the following principal subsidiaries:

• Sprott Asset Management LP ("SAM");

• Sprott Capital Partners LP ("SCP");

• Sprott Consulting LP ("SC");

• Sprott Asia LP ("Sprott Asia") and Sprott Korea Corporation ("Sprott Korea");

• Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) Rule Investments Inc. ("RII"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "Global" in these financial statements;

• Sprott Resource Lending Corp. ("SRLC");

• Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust")

37

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and with carrying brokers, which are not subject to restrictions, and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.

Proprietary investments

Proprietary investments are investments held with the primary intention of short-term liquidity and capital management.

Long-term investments

Long-term investments are investments held for strategic purposes rather than for short-term liquidity and capital management purposes. Long-term investments classification reflects strategic positions held with the intention of seeding and building the next generation of investment products and services consistent with the long-term strategic objectives of the Company. These investments primarily include co-investments in strategically important investment funds, joint-venture interests or equity stakes in other entities.

Financial Instruments

Classification and measurement of Financial Assets

Financial assets are measured at initial recognition at fair value, and are classified and subsequently measured at FVTPL, amortized cost or FVOCI.

Financial assets are measured at amortized cost if the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flows.

Financial assets are measured at FVOCI if the contractual terms of the instrument give rise to cash flows that are solely for payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flow and to sell financial assets. For equity instruments that are not held for trading, the Company may also elect to irrevocably elect, on an investment by investment basis, to present changes in the fair value of an investment through OCI.

All financial assets that are not measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets the Company may hold.

Valuation of Investments

Both Proprietary investments and Long-term investments include public equities, share purchase warrants, fixed income securities, mutual fund and alternative investment strategies, co-investments in funds and private holdings. Public equities, share purchase warrants and fixed income securities are measured at fair value and are accounted for on a trade-date basis. Mutual fund and alternative investment strategy investments which are valued using the net asset value per unit of the fund, which represents the underlying net assets at fair values determined using closing market prices. These investments are generally made in the process of launching a new fund and are redeemed (if open-end) or sold (if closed-end) as third party investors subscribe. The balance represents the Company's maximum exposure to loss associated with the investments. Private holdings include private company investments which are classified as FVTPL and carried at fair value based on the value of the Company's interests in the private companies determined from financial information provided by management of the private companies, which may include operating results, subsequent rounds of financing and other appropriate information. Any change in fair value is recognized in gains (loss) on net investments on the consolidated statements of operations and comprehensive income.

38

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Fair value hierarchy

All financial instruments recognized at fair value in the consolidated balance sheets are classified into three fair value hierarchy levels as follows:

•	Level 1: valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

•	Level 2: valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means; and

•	Level 3: valuation techniques with significant unobservable market inputs.

The Company will transfer financial instruments into or out of levels in the fair value hierarchy to the extent the instrument no longer satisfies the criteria for inclusion in the category in question. Level 3 valuations are prepared by the Company and reviewed and approved by management at each reporting date. Valuation results, including the appropriateness of model inputs, are compared to actual market transactions to the extent readily available. Valuations of level 3 assets are also discussed with the Audit Committee as deemed necessary by the Company.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported on the consolidated balance sheets if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Impairment of financial assets

Expected credit losses are a probability-weighted estimate of future credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows the Company expects to receive.

At each reporting date, management assesses the probability of default and the loss given default using economic and market trends, quoted credit rating of the borrower, market value of the asset, and appraisals, if any, of the security underlying the loan. The impairment is then classified into three stages:

•	Stage 1 - For Loans where credit risk has not increased significantly, an impairment is recognized equal to the credit losses expected to result from defaults occurring over the following twelve months.

•	Stage 2 - For Loans where credit risk has increased significantly, an impairment is recognized equal to the credit losses expected to result from defaults occurring over the life of the loan.

•	Stage 3 - For Loans which are credit impaired, a loss allowance is recognized equal to the expected credit losses over the expected lifetime of the Loan. Any subsequent recognition of finance income for which an expected credit loss provision exists, is calculated at the discount rate used in determining the provision, which may differ from the contractual rate of interest.

Loans receivable

Loans receivable are financial assets with fixed or determinable payments that are held solely for payments of principal and interest on the principal amount outstanding and are held within a business model whose objective is to hold assets to collect contractual cash flows. Loans receivable are measured at amortized cost.

Fees received for originating loans are considered an integral part of the yield earned on the loan and are recognized in finance income over the term of the loan using the effective interest method. Fees received may include cash payments and/or securities in the borrower.

39

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Recognition of income and related expenses

The Company receives variable consideration in the form of management fees, which are allocated to distinct time periods in which the management services are being provided. Management fees are recognized when they are no longer susceptible to market factors and no longer subject to a significant reversal in revenue.

The Company may also earn variable consideration in the form of carried interest and performance fees. These fees are recognized when they are no longer susceptible to market factors or subject to significant reversal in revenue, which is determined subject to agreements in the underlying funds.

Commission income is recognized when the related services are rendered and no longer subject to a significant reversal in revenue.

Finance income, which includes interest income and co-investment income, is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated rate in the loan or debenture documents. The effective interest rate is the rate required to discount the future value of all loan or debenture cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan.

Costs related to obtaining a contract with clients ("placement fees") are amortized on a systematic basis related to the transfer of services to those clients.

Property and equipment

Property and equipment are recorded at cost and are amortized on a declining balance basis over the expected useful life which ranges from 1 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease. Artwork is not amortized since it does not have a determinable useful life. The residual values, useful life and methods of amortization for property and equipment are reviewed at each reporting date and adjusted prospectively, if necessary. Any loss resulting from impairment of property and equipment is expensed in the period the impairment is identified.

Intangible assets

The useful life of an intangible asset is either finite or indefinite. Intangible assets other than goodwill are recognized when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. Intangible assets with finite lives are only tested for impairment if indicators of impairment exist at the time of an impairment assessment. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense and any impairment losses on intangible assets with finite lives are recognized in the consolidated statements of operations.

Intangible assets with indefinite useful lives are not amortized, but are assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to impairment indicator assessments, indefinite life intangibles must be tested annually for impairment. The indefinite life of an intangible asset is reviewed annually to determine whether the indefinite life continues to be supportable. If no longer supportable, changes in useful life from indefinite to finite are made prospectively.

Any loss resulting from impairment of intangible assets is expensed in the period the impairment is identified. Any gain resulting from an impairment reversal of intangible assets is recognized in the period the impairment reversal is identified but cannot exceed the carrying amount that would have been determined (net of amortization and impairment) had no impairment loss been recognized for the intangible asset in prior periods.

40

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Business combinations and goodwill

The purchase price of an acquisition accounted for under the acquisition method is allocated based on the fair values of the net identifiable assets acquired. The excess of the purchase price over the fair values of such identifiable net assets is recorded as goodwill.

Goodwill, which is measured at cost less any accumulated impairment losses, is not amortized, but rather, is assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to quarterly impairment indicator assessments, goodwill must be tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to each of the Company's cash generating units ("CGUs") that are expected to benefit from the acquisition. The recoverable amount of a CGU is compared to its carrying value plus any goodwill allocated to the CGU. If the recoverable amount of a CGU is less than its carrying value plus allocated goodwill, an impairment charge is recognized, first against the carrying value of the goodwill, with any remaining difference being applied against the carrying value of assets contained in the impacted CGUs. Impairment losses on goodwill are recorded in the consolidated statements of operations and comprehensive income and cannot be subsequently reversed.

Income taxes

Income tax is comprised of current and deferred tax.

Income tax is recognized in the consolidated statements of operations and comprehensive income except to the extent that it relates to items recognized directly in other comprehensive income or elsewhere in equity, in which case, the related taxes are also recognized in other comprehensive income (loss) or elsewhere in equity.

Deferred taxes are recognized using the liability method for temporary differences that exist between the carrying amounts of assets and liabilities in the consolidated balance sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the enacted or substantively enacted tax rates that are expected to apply when the differences related to the assets or liabilities reported for tax purposes are expected to reverse in the future. Deferred tax assets are recognized only when it is probable that sufficient taxable profits will be available or taxable temporary differences reversing in future periods against which deductible temporary differences may be utilized.

Deferred taxes liabilities are not recognized on the following temporary differences:

•	Temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	Taxable temporary differences related to investments in subsidiaries, associates or joint ventures or joint operations to the extent they are controlled by the Company and they will not reverse in the foreseeable future;

•	Taxable temporary differences arising on the initial recognition of goodwill.

The Company records a provision for uncertain tax positions if it is probable that the Company will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Company's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

The measurement of tax assets and liabilities requires an assessment of the potential tax consequences of items that can only be resolved through agreement with the tax authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred taxes.

41

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Share-based payments

The Company uses the fair value method to account for equity settled share-based payments with employees and directors. Compensation expense is determined using the Black-Scholes option valuation model for stock options. Compensation expense for the share incentive program is determined based on the fair value of the benefit conferred on the employee. Compensation expense for deferred stock units ("DSU") is determined based on the value of the Company's common shares at the time of grant. Compensation expense for earn-out shares is determined using appropriate valuation models. Compensation expense related to the Company's Employee Profit Sharing Plan is determined based on the value of the Company's common shares purchased by the Trust as of the grant date. Compensation expense is recognized over the vesting period with a corresponding increase to contributed surplus other than for the Company's DSUs where the corresponding increase is to liabilities. Stock options and common shares held by the Trust vest in installments which require a graded vesting methodology to account for these share-based awards. On the exercise of stock options for shares, the contributed surplus previously recorded with respect to the exercised options and the consideration paid is credited to capital stock. On the issuance of the earn-out shares, the contributed surplus previously recorded with respect to the issued earn-out shares is credited to capital stock. On the vesting of common shares in the Trust, the contributed surplus previously recorded is credited to capital stock. On the exercise of DSUs, the liability previously recorded is credited to cash.

Earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

The Company applies the treasury stock method to determine the dilutive impact, if any, of stock options and unvested shares purchased for the Trust. The treasury stock method determines the number of incremental common shares by assuming that the number of dilutive securities the Company has granted to employees have been issued.

Foreign currency translation

Accounts in the financial statements of the Company's subsidiaries are measured using their functional currency, being the currency of the primary economic environment in which the entity operates. The Company's performance is evaluated and its liquidity is managed in Canadian dollars. Therefore, the Canadian dollar is the functional currency of the Company. The Canadian dollar is also the functional currency of all its subsidiaries, with the exception of Global Companies, which uses the U.S. dollar as its functional currency. Accordingly, the assets and liabilities of Global Companies are translated into Canadian dollars using the rate in effect on the date of the consolidated balance sheets. Revenue and expenses are translated at the average rate over the reporting period. Foreign currency translation gains and losses arising from the Company's translation of its net investment in Global Companies, including goodwill and the identified intangible assets, are included in accumulated other comprehensive income or loss as a separate component within shareholders' equity until there has been a realized reduction in the value of the underlying investment.

Leases

Changes in accounting policies

The Company adopted IFRS 16 Leases (“IFRS 16”) during the year. As permitted by the transition provisions of IFRS 16, the Company applied a modified retrospective approach. Accordingly, the Company elected not to restate comparative period results and there was no impact to opening retained earnings. Below is a summary of the IFRS 16 impacts.

Lease Commitments

The Company recognizes a right-to-use asset and a lease liability as at the lease commencement date. The right-to-use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment. The lease liability is initially measured at the present value of future lease payments over the anticipated lease term, discounted using the Company's incremental borrowing rate. Upon transition to IFRS 16, a right-to-use asset and lease liability of $9.8 million were recorded. The right-to-use asset is presented on the property and equipment line of the consolidated balance sheet and the short and long-term portions of the lease liability are presented on the accounts payable and accrued liabilities line and other accrued liabilities line, respectively, of the consolidated balance sheet. The Company used the practical expedient when applying IFRS 16 for short-term leases under 12 months and low-value assets such as IT equipment, with lease payments being expensed as they are occurred.

Prior to the adoption of IFRS 16, the Company classified its lease obligation as operating leases, with the lease payments being presented within the selling, general and administrative line of the consolidated statements of operations. Upon transition to IFRS 16, the right-to-use asset is amortized on a straight-line basis over the term of the lease with the amortization expense being presented on the amortization of property and equipment line of the consolidated statements of operations. The lease liability is subsequently remeasured at amortized cost using the effective interest rate method, with the interest charge on the incremental borrowing rate being presented on the interest expense line of the consolidated statements of operations.

42

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to management. Management is responsible for allocating resources and assessing performance of the operating segments to make strategic decisions.

Significant accounting judgments and estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Company based its assumptions and estimates on parameters available when these financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Expected credit loss

Due to the nature of provisions, a considerable part of their determination is based on estimates and judgments, including assumptions concerning the likelihood of future events occurring. The actual outcome of these uncertain events may be materially different from provisions recorded on the Company's financial statements. With regard to loan impairments, management exercises judgment to determine the expected credit loss, the probability of default and loss given default.

Share-based payments

The Company measures the cost of share-based payments to employees by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including (in the case of options grants) the expected life of the option, volatility, and dividend yields, (and in the case of performance-based equity grants), the probability of a subsidiary or executive attaining certain performance targets, the future stock price of the Company and the future employment of senior employees.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent it is probable that sufficient taxable profit will be generated in order to utilize the losses. In addition, taxable income is subject to estimation as a portion of performance fee revenue is an allocation of partnership income. Such allocations involve a certain degree of estimation and income tax estimates could change as a result of: (i) changes in tax laws and regulations, both domestic and foreign; (ii) an amendment to the calculation of partnership income allocation; or (iii) a change in foreign affiliate rules. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits together with future tax planning strategies.

43

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs which could affect the Company's future results if estimates of future performance and fair value change.

44

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

3 PROPRIETARY INVESTMENTS, OBLIGATIONS RELATED TO SECURITIES SOLD SHORT AND LONG-TERM INVESTMENTS

Proprietary investments and Obligations related to securities sold short

Consist of the following (in thousands $):

	Classification and measurement criteria	Dec. 31, 2019	Dec. 31, 2018
Public equities and share purchase warrants	FVTPL	13,738	19,066
Fixed income securities	FVTPL	5,511	2,796
Private holdings:
- Private investments	FVTPL	2,434	2,830
- Energy contracts	Non-financial instrument	1,164	2,019
Total proprietary investments		22,847	26,711

Obligations related to securities sold short	FVTPL	—	255

Long-term investments

Consists of the following (in thousands $):

	Classification and measurement criteria	Dec. 31, 2019	Dec. 31, 2018
Co-investments in funds	FVTPL	72,602	77,615
Private holdings
- Private investments	FVTPL	24,698	24,945
Total long-term investments		97,300	102,560

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on net investments on the consolidated statements of operations.

45

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

4 PROPERTY AND EQUIPMENT

Consist of the following (in thousands $):

	Artwork	Furniture and fixtures	Computer hardware and software	Right of use assets and Leasehold improvements	Total
Cost
At December 31, 2017	2,996	3,148	2,619	3,939	12,702
Disposal on Sale Transaction	—	(28)	(54)	(28)	(110)
Additions	6,605	2	946	252	7,805
Net exchange differences	—	44	53	34	131
At December 31, 2018	9,601	3,166	3,564	4,197	20,528
Additions	—	146	—	12,679	12,825
Net exchange differences	—	(12)	(30)	(139)	(181)
At December 31, 2019	9,601	3,300	3,534	16,737	33,172

Accumulated amortization
At December 31, 2017	—	(3,077)	(2,564)	(1,762)	(7,403)
Disposal on Sale Transaction	—	28	44	18	90
Charge for the year	—	(27)	(297)	(444)	(768)
Net exchange differences	—	(44)	(46)	(23)	(113)
At December 31, 2018	—	(3,120)	(2,863)	(2,211)	(8,194)
Charge for the year	—	(58)	(442)	(3,366)	(3,866)
Net exchange differences	—	41	27	15	83
At December 31, 2019	—	(3,137)	(3,278)	(5,562)	(11,977)

Net book value at:
December 31, 2018	9,601	46	701	1,986	12,334
December 31, 2019	9,601	163	256	11,175	21,195

46

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

5       GOODWILL AND INTANGIBLE ASSETS

Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At December 31, 2017	166,882	—	47,416	214,298
Additions	—	133,303	—	133,303
Net exchange differences	13,482	—	—	13,482
At December 31, 2018	180,364	133,303	47,416	361,083
Additions	—	1,830	—	1,830
Net exchange differences	(7,142)	(12)	—	(7,154)
At December 31, 2019	173,222	135,121	47,416	355,759

Accumulated amortization
At December 31, 2017	(142,859)	—	(30,964)	(173,823)
Amortization charge for the period	—	—	(1,431)	(1,431)
Net exchange differences	(11,390)	—	—	(11,390)
At December 31, 2018	(154,249)	—	(32,395)	(186,644)
Amortization charge for the period	—	—	(1,167)	(1,167)
Net exchange differences	6,033	—	—	6,033
At December 31, 2019	(148,216)	—	(33,562)	(181,778)

Net book value at:
December 31, 2018	26,115	133,303	15,021	174,439
December 31, 2019	25,006	135,121	13,854	173,981

47

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Impairment assessment of goodwill

Previously, the Company reported seven cash generating units ("CGU") for goodwill impairment assessment and testing purposes:

•        Exchange Listed Products

•        Alternative Asset Management

•        Global

•        Lending

•        Consulting

•        Merchant Banking & Advisory

•        Corporate

During the first quarter of 2019, as the Company completed the reorganization of its reportable segments, the assets that were previously aggregated to create the global CGU no longer met the requirements of a CGU as they no longer generated independent cash flows. As a result, these assets were disaggregated from the global CGU, and were reallocated to existing CGUs with similar assets that generate largely independent cash flows (brokerage assets within the brokerage CGU and fixed term LP assets within the managed equities CGU). The Company CGUs are now as follows:

•        Exchange Listed Products

•        Lending

•        Managed Equities

•        Brokerage

•        Corporate

As at December 31, 2019, the Company had allocated $25 million (December 31, 2018 - $26.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs (previously called the alternative asset management CGU).

In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. During the impairment testing process, there was no impairment in either the exchange listed products CGU or the managed equities CGU.

Impairment assessment of indefinite life fund management contracts

As at December 31, 2019, the Company had an exchange listed fund management contract within the exchange listed products CGU of $135.1 million related to Central Fund of Canada (December 31, 2018 - $133.3 million). The addition during the year was for integration costs. There was no impairment as at December 31, 2019.

Impairment assessment of finite life fund management contracts

As at December 31, 2019, the Company had exchange listed fund management contracts within the exchange listed products CGU of $13.9 million (December 31, 2018 - $15 million). There was no impairment as at December 31, 2019.

48

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

6       LOANS RECEIVABLE

Components of loans receivable

Loans are reported at their amortized cost using the effective interest method. Loans are reported net of any expected credit loss provisions on the expected credit loss provisions line of the consolidated statements of operations. Total carrying value consists of the following (in thousands $):

	Dec. 31, 2019	Dec. 31, 2018
Loans
Loan principal	—	37,873
Accrued interest	—	14
Deferred revenue	—	(1,816)
Amortized cost	—	36,071
Expected credit loss provision	—	(50)
Less: current portion	—	(15,275)
Total carrying value of non-current loans receivable	—	20,746

Expected credit losses ("ECL")

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new circumstances. These revised cash flows are discounted using the original effective interest rate to determine the net realizable value of the loan. Finance income is thereafter recognized on this net realizable value using the original effective interest rate. Additional changes to the amount or timing of future cash flows could result in further losses, or the reversal of previous losses, which would also impact the amount of subsequent finance income recognized.

At each reporting date, the Company performs a comprehensive review of each loan measured at amortized cost in its portfolio to determine the requirements for an ECL provision. As at December 31, 2019, the Company had no loans measured at amortized cost.

Finance income on impaired loans and the changes in expected credit loss provisions are as follows (in thousands $):

	For the years ended
	Dec. 31, 2019	Dec. 31, 2018
Interest on impaired loans	—	—
Expected credit loss provisions
Balance, beginning of the year	50	—
Transition adjustment	—	50
Revised balance, beginning of the year	50	50
Expected credit loss provision (recovery)	(50)	—
Net exchange differences	—	—
Balance, end of period	—	50

49

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Sector distribution of loan principal

Distribution of the Company's outstanding loan principal balances by sector:

	Dec. 31, 2019		Dec. 31, 2018
	Number of Loans	(in thousands $)	Number of Loans	(in thousands $)
Loans
Metals and mining	—	—	1	34,931
Energy and other	—	—	2	2,942
Total loan principal	—	—	3	37,873

Geographic distribution of loan principal

Distribution of the Company's outstanding loan principal balances by geographic location of the underlying security:

	Dec. 31, 2019		Dec. 31, 2018
	Number of Loans	(in thousands $)	Number of Loans	(in thousands $)
Loans
Canada	—	—	1	1,578
United States of America	—	—	2	36,295
Total loan principal	—	—	3	37,873

50

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

7       OTHER ASSETS, INCOME AND EXPENSES

Other assets

Consist of the following (in thousands $):

	Dec. 31, 2019	Dec. 31, 2018
Fund recoveries and investment receivables	7,772	4,722
Deferred Tocqueville acquisition costs(1)	2,358	—
Prepaid expenses	5,687	5,369
Other (2)	2,914	1,897
Total Other assets	18,731	11,988

(1) Includes legal, proxy and investor relations costs.

(2) Other includes miscellaneous third-party receivables.

Other income (loss)

Consist of the following (in thousands $):

	For the years ended
	Dec. 31, 2019	Dec. 31, 2018
Net proceeds from sale transaction (1)	—	4,200
Other investment income (2)	826	4,417
Foreign exchange gain (losses)	(1,960)	2,310
Total Other income (loss) (3)	(1,134)	10,927

(1) Gross proceeds of $5.0 million, net of transaction costs of $0.8 million. This relates to the January 29, 2018 closing of the sale of our non-core private wealth client business.

(2) Primarily includes investment fund income, syndication and trailer fee income.

(3) Excludes royalty income of $0.7 million on a twelve month ended basis (December 31, 2018 - $1.2 million), which is presented net of operating, depletion and impairment charges below.

Other expenses

Consist of the following (in thousands $):

	For the years ended
	Dec. 31, 2019	Dec. 31, 2018
Costs (recoveries) related to energy assets (1)	756	(28)
Other (2)	5,326	2,228
Total Other expenses	6,082	2,200

(1) Includes operating, depletion and impairment charges, net of royalty income of $0.7 million on a twelve month ended basis (December 31, 2018 - $1.2 million).

(2) Includes non-recurring professional fees and transaction costs.

51

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

8       SHAREHOLDERS' EQUITY

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)
At Dec. 31, 2017	234,098,634	392,556
Issuance of share capital under dividend reinvestment program	338,628	1,015
Issuance of share capital on purchase of management contracts	6,997,387	17,284
Released on exercise of stock option plan	558,048	1,217
Issuance of share capital on conversion of RSUs	635,939	1,581
Acquired for equity incentive plan	(2,402,500)	(7,161)
Released on vesting of equity incentive plan	2,836,201	6,446
At Dec. 31, 2018	243,062,337	412,938
Issuance of share capital under dividend reinvestment program	61,519	195
Issuance of share capital on conversion of RSUs and other share based considerations	815,289	2,191
Acquired for equity incentive plan	(1,826,124)	(6,479)
Acquired and cancelled under normal course issuer bid	(740,600)	(2,266)
Released on vesting of equity incentive plan	2,803,998	6,535
At Dec. 31, 2019	244,176,419	413,114

Contributed surplus consists of: stock option expense; earn-out shares expense; equity incentive plans' expense; and additional purchase consideration.

Stated value (in thousands $)
At Dec. 31, 2017	39,907
Expensing of Stock-based compensation over the vesting period	12,358
Issuance of share capital on conversion of RSUs	(1,219)
Released on exercise of stock option plan	(1,217)
Released on vesting of common shares for equity incentive plan	(6,446)
At Dec. 31, 2018	43,383
Expensing of Stock-based compensation over the vesting period	7,149
Issuance of share capital on conversion of RSUs and other share based considerations	(325)
Released on vesting of common shares for equity incentive plan	(6,535)
At Dec. 31, 2019	43,672

52

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Stock option plan

The Company has an option plan (the "Plan") intended to provide incentives to directors, officers, employees and consultants of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were no stock options issued for the twelve months ended December 31, 2019 (twelve months ended December 31, 2018 - 750,000). There were no options exercised for the year ended December 31, 2019 (year ended December 31, 2018 - 2,000,000 options).

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

A summary of the changes in the Plan is as follows:

	Number of options (in thousands)	Weighted average exercise price ($)
Options outstanding, December 31, 2017	6,975	5.14
Options exercisable, December 31, 2017	5,625	5.79
Options issued	750	2.33
Options exercised	(2,000)	2.33
Options expired	(2,450)	10.00
Options outstanding, December 31, 2018	3,275	2.57
Options exercisable, December 31, 2018	1,875	2.70
Options outstanding, December 31, 2019	3,275	2.57
Options exercisable, December 31, 2019	2,575	2.60

Options outstanding and exercisable as at December 31, 2019 are as follows:

Exercise price ($)	Number of outstanding options (in thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (in thousands)
6.60	150	0.9	150
2.33	3,000	6.1	2,300
2.73	125	6.4	125
2.33 to 6.60	3,275	5.9	2,575

53

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; or (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees; and (3) from time-to-time, purchases from 2176423 Ontario Ltd., a company controlled by Eric Sprott, pursuant to the terms and conditions of a previously announced share transaction. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

There were 699,549 RSUs granted during the twelve months ended December 31, 2019 (twelve months ended December 31, 2018 - 2,396,538). The Trust purchased 1.8 million shares in the year ended December 31, 2019 (year ended December 31, 2018 - 2.4 million shares).

Number of common shares
Common shares held by the Trust, December 31, 2017	10,365,957
Acquired	2,402,500
Released on vesting	(2,836,201)
Unvested common shares held by the Trust, December 31, 2018	9,932,256
Acquired	1,826,124
Released on vesting	(2,803,998)
Unvested common shares held by the Trust, December 31, 2019	8,954,382

The table below provides a breakdown of the share-based compensation expense and the corresponding increase to contributed surplus:

	For the years ended
	Dec. 31, 2019	Dec. 31, 2018
Stock option plan	247	424
EPSP / EIP	6,902	11,934
	7,149	12,358

54

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings (loss) per common share:

	For the years ended
	Dec. 31, 2019	Dec. 31, 2018
Numerator (in thousands $):
Net income (loss) - basic and diluted	13,532	31,379

Denominator (Number of shares in thousands):
Weighted average number of common shares	253,568	251,848
Weighted average number of unvested shares purchased by the Trust	(9,691)	(11,656)
Weighted average number of common shares - basic	243,877	240,192
Weighted average number of dilutive stock options	3,125	3,125
Weighted average number of unvested shares purchased by the Trust	9,691	11,656
Weighted average number of common shares - diluted	256,693	254,973

Net income per common share
Basic	$0.06	$0.13
Diluted	$0.05	$0.12

Capital management

The Company's objectives when managing capital are:

•	to meet regulatory requirements and other contractual obligations;

•	to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;

•	to provide financial flexibility to fund possible acquisitions;

•	to provide adequate seed capital for the Company's new product offerings; and

•	to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC"), SAM US is registered with the SEC and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. As at December 31, 2019 and 2018, all entities were in compliance with their respective capital requirements.

55

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

9       INCOME TAXES

The major components of income tax expense are as follows (in thousands $):

	For the years ended
	Dec. 31, 2019	Dec. 31, 2018
Current income tax expense (recovery)
Based on taxable income of the current period	3,163	393
Other	153	(137)
	3,316	256
Deferred income tax expense (recovery)
Total deferred income tax expense	303	1,022
Income tax expense reported in the consolidated statements of operations	3,619	1,278

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the years ended
	Dec. 31, 2019	Dec. 31, 2018
Income before income taxes	17,151	32,657
Tax calculated at domestic tax rates applicable to profits in the respective countries	4,545	8,631
Tax effects of:
Non-deductible stock-based compensation	139	153
Non-taxable capital (gains) and losses	(62)	(559)
Intangibles	115	(388)
Adjustments in respect of previous periods	153	(137)
Other temporary differences not benefited	(11)	(279)
Non-capital losses not benefited previously	(1,844)	(6,680)
Rate differences and other	584	537
Tax charge	3,619	1,278

The weighted average statutory tax rate was 26.5% (December 31, 2018 - 26.4%). The Company has $7 million of capital tax losses from prior years that will begin to expire in 2020. The benefit of these capital losses has not been recognized.

56

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the year ended December 31, 2019

	Dec. 31, 2018	Recognized in income	Recognized in other comprehensive income	Dec. 31, 2019
Deferred income tax assets
Stock-based compensation	4,300	998	—	5,298
Non-capital losses	5,018	(495)	(42)	4,481
Unrealized losses	386	803		1,189
Other	513	(190)	—	323
Total deferred income tax assets	10,217	1,116	(42)	11,291

Deferred income tax liabilities
Fund management contracts	7,317	1,873	—	9,190
Proceeds receivable	70	(70)	—	—
Other	59	(384)	—	(325)
Total deferred income tax liabilities	7,446	1,419	—	8,865
Net deferred income tax assets	2,771	(303)	(42)	2,426

For the year ended December 31, 2018

	Dec. 31, 2017	Recognized in income	Recognized in other comprehensive income	Dec. 31, 2018
Deferred income tax assets
Other stock-based compensation	2,588	1,712	—	4,300
Non-capital losses	820	4,185	13	5,018
Unrealized losses	481	(95)	—	386
Other	485	28	—	513
Total deferred income tax assets	4,374	5,830	13	10,217

Deferred income tax liabilities
Fund management contracts	431	6,886	—	7,317
Proceeds receivable	279	(209)	—	70
Other	(116)	175	—	59
Total deferred income tax liabilities	594	6,852	—	7,446
Net deferred income tax assets	3,780	(1,022)	13	2,771

57

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

10     FAIR VALUE MEASUREMENTS

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at December 31, 2019 and 2018 (in thousands $).

Proprietary Investments

Dec. 31, 2019	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	9,843	3,895	—	13,738
Fixed income securities	—	4,511	1,000	5,511
Private holdings	—	—	2,434	2,434
Total net recurring fair value measurements	9,843	8,406	3,434	21,683

Dec. 31, 2018	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	13,680	5,386	—	19,066
Fixed income securities	—	1,796	1,000	2,796
Private holdings	—	—	2,830	2,830
Obligations related to securities sold short	(255)	—	—	(255)
Total net recurring fair value measurements	13,425	7,182	3,830	24,437

Long-term investments

Dec. 31, 2019	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	66,686	5,916	72,602
Private holdings	—	—	24,698	24,698
Total net recurring fair value measurements	—	66,686	30,614	97,300

Dec. 31, 2018	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	72,739	4,876	77,615
Private holdings	—	—	24,945	24,945
Total net recurring fair value measurements	—	72,739	29,821	102,560

58

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Proprietary Investments

	Changes in the fair value of Level 3 measurements - Dec. 31 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Private holdings	2,830	45	(57)	(384)	2,434
Fixed income securities	1,000	—	—	—	1,000
	3,830	45	(57)	(384)	3,434

	Changes in the fair value of Level 3 measurements - Dec. 31, 2018
	Dec. 31, 2017	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2018
Private holdings	4,269	2,135	(3,680)	106	2,830
Fixed income securities	—	1,000	—	—	1,000
	4,269	3,135	(3,680)	106	3,830

Long-term investments

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Private holdings	24,945	3,424	—	(3,671)	24,698
Co-investments in funds	4,876	1,587	—	(547)	5,916
	29,821	5,011	—	(4,218)	30,614

	Changes in the fair value of Level 3 measurements - Dec. 31, 2018
	Dec. 31, 2017	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2018
Private holdings	8,884	11,678	—	4,383	24,945
Co-investments in funds	3,268	1,467	—	141	4,876
	12,152	13,145	—	4,524	29,821

During the year ended December 31, 2019, the Company transferred public equities of $3.6 million (December 31, 2018 - $0.7 million) from Level 2 to Level 1 within the fair value hierarchy due to the release of trading restrictions by the issuer. For the year ended December 31, 2019, the Company purchased level 3 investments of $5.1 million (December 31, 2018 - $16.3 million). For the year ended December 31, 2019, the Company transferred $0.1 million (December 31, 2018 - $Nil) from Level 3 to Level 1 within the fair value hierarchy.

59

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation Technique
Public equities and share purchase warrants	Fair values are determined using pricing models which incorporate all available market-observable inputs.
Co-investments in funds	Fair values are based on the last available Net Asset Value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants

The Company’s Level 3 securities consist of private holdings, co-investment in funds and fixed income securities of private companies. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include grey market financing prices, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $1.2 million (December 31, 2018 - $1.2 million).

Financial instruments not carried at fair value

For fees receivable, other assets, accounts payable and accrued liabilities and compensation payable, the carrying amount represents a reasonable approximation of fair value due to their short term maturity.

11     RELATED PARTY TRANSACTIONS

The remuneration of directors and other key management personnel of the Company for employment services rendered are as follows (in thousands $):

	For the years ended
	Dec. 31, 2019	Dec. 31, 2018
Fixed salaries and benefits	2,845	3,186
Variable incentive-based compensation	4,494	4,976
Share-based compensation	2,215	4,344
	9,554	12,506

The DSU plan for independent directors of the Company vests annually over a three-year period and may only be settled in cash upon retirement. DSUs issued in lieu of directors' fees and dividends vest immediately. There were 123,497 DSUs issued during the year (December 31, 2018 - 123,660).

60

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

12     DIVIDENDS

The following dividends were declared by the Company during the year ended December 31, 2019:

Record date	Payment Date	Cash dividend per share ($)	Total dividend amount (in thousands $)
March 08, 2019 - Regular Dividend Q4 - 2018	March 25, 2019	0.03	7,602
May 21, 2019 - Regular Dividend Q1 - 2019	June 5, 2019	0.03	7,605
August 19, 2019 - Regular Dividend Q2 - 2019	September 3, 2019	0.03	7,614
November 18, 2019 - Regular Dividend Q3 - 2019	December 3, 2019	0.03	7,614
Dividends (1)			30,435

(1) Subsequent to year-end, on February 27, 2020, a regular dividend of $0.03 per common share was declared for the quarter ended December 31, 2019. This dividend is payable on March 24, 2020 to shareholders of record at the close of business on March 9, 2020.

61

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

13     RISK MANAGEMENT ACTIVITIES

The Company's exposure to market, credit, liquidity and concentration risk is described below:

Market risk

Market risk refers to the risk that a change in the level of one or more of market prices, interest rates, foreign exchange rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in a change in the fair value of an asset. The Company's financial instruments are classified as FVTPL. Therefore, certain changes in fair value or permanent impairment, if any, affect reported earnings as they occur. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The Company manages market risk through regular monitoring of its proprietary investments and loans receivable. The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's proprietary investments and long-term investments will result in changes in carrying value. If the market values of proprietary investments and long-term investments classified as FVTPL increased or decreased by 5%, with all other variables held constant, this would have resulted in an increase or decrease in net income before tax of approximately $5.9 million for the year (December 31, 2018 - $6.4 million). For more details about the Company's proprietary investments and long-term investments, refer to Note 3.

The Company's revenues are also exposed to price risk since management fees, performance fees and carried interests are correlated with assets under management, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by SAM, SRLC, SC, RCIC and SAM US.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its co-investment in lending LPs, are exposed to volatility as a result of sudden changes in interest rates.

As at December 31, 2019, the Company had $5.5 million of fixed income securities (December 31, 2018 - $2.8 million).

Foreign currency risk

Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows when translating those balances into Canadian dollars. The Company's primary foreign currency is the United States dollar ("USD"). The Company may employ certain hedging strategies to mitigate foreign currency risk.

The Global Companies' assets are all denominated in USD with their translation impact being reported as part of other comprehensive income in the financial statements. Excluding the impact of the Global Companies, as at December 31, 2019, approximately $96.3 million (December 31, 2018 - $103.3 million) of total Canadian assets were invested in proprietary investments priced in USD. A total of $38.8 million (December 31, 2018 - $17.3 million) of cash, $7.4 million (December 31, 2018 -$1.3 million) of accounts receivable, $Nil (December 31, 2018 - $34.5 million) of loans receivable and $4.8 million (December 31, 2018 - $2.6 million) of other assets were denominated in USD. As at December 31, 2019, if the exchange rate between USD and the Canadian dollar increased or decreased by 5%, with all other variables held constant, the increase or decrease in net income would have been approximately $7.4 million for the year (December 31, 2018 - $7.9 million) and there would be $Nil impact to other comprehensive income (December 31, 2018 - $Nil).

62

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.

Loans receivable

The Company incurs credit risk primarily in the on-balance sheet loans of SRLC and through co-investments made in the lending LPs managed by SRLC. In addition to the relative default probability of SRLC borrowers (both directly via on balance sheet loans and indirectly via borrowers in the lending LPs we co-invest with), credit risk is also dependent on loss given default, which can increase credit risk if the values of the underlying assets securing the Company's loans decline to levels approaching or below the loan amounts. A decrease in commodity prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company's security against a loan. Additionally, the value of the Company's underlying security in a loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that originally estimated, or the ability to extract the commodity proves to be more difficult or more costly than originally estimated. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first priority and/or secured financings;

•	the investigation of the creditworthiness of borrowers;

•	the employment of qualified and experienced loan professionals;

•	a review of the sufficiency of the borrower’s business plans including plans that will enhance the value of the underlying security;

•	frequent and documented status updates provided on business plans;

•	engagement of qualified independent advisors (e.g. lawyers, engineers and geologists) to protect Company interests;

•	legal reviews that are performed to ensure that all due diligence requirements are met prior to funding.

As at December 31, 2019 had no exposure to credit risk via on-balance sheet loans of SRLC (December 31, 2018 - $36 million). The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis. For precious metal loans, the Company performs the same due diligence procedures as it would for its resource loans and resource debentures.

Collectability of loans

Besides the above noted measures we take to manage credit risk, the Company will report on credit risk in the notes to the annual consolidated financial statements and records expected credit loss provisions to ensure that on-balance sheet loans are recorded at their estimated recoverable amount (i.e. net of impairment risk we believe to exist as at the balance sheet date and in accordance with IFRS). Actual losses incurred in the on-balance sheet loan portfolio could differ materially from our provisions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Net investments

The Company incurs credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2019 and 2018, the Company's most significant proprietary investments counterparty was National Bank Correspondent Network Inc. ("NBCN"), the carrying broker of SCP, which also acts as a custodian for most of the Company's proprietary investments. NBCN is registered as an investment dealer subject to regulation by IIROC; as a result, it is required to maintain minimum levels of regulatory capital at all times.

63

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

Other

The majority of accounts receivable relate to management, carried interest and performance fees receivable from the Funds, managed accounts and managed companies managed by the Company. Credit risk is managed in this regard by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

The Global Companies incur credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2019 and 2018, the Global Companies' most significant counterparty was RBC Capital Markets LLC ("RBCCM"), the carrying broker of SGRIL and custodian of the net assets of the Funds managed by RCIC. RBCCM is registered as a broker-dealer and registered investment advisor subject to regulation by FINRA and the SEC; as a result, it is required to maintain minimal levels of regulatory capital at all times.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due.

The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $90 million committed line of credit with a major Canadian Schedule I bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months. As at December 31, 2019, the Company had $71.5 million or 17% (December 31, 2018 - $47.3 or 11%) of its total assets in cash and cash equivalents. In addition, approximately $13.7 million or 14% (December 31, 2018 - $19.1 million or 19%) of proprietary investments held by the Company are readily marketable and are recorded at their fair value.

The Company's exposure to liquidity risk as it relates to our co-investments in lending LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its loan co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting. As at December 31, 2019, the Company had $8.6 million in co-investment commitments from the Lending segment (December 31, 2018 - $38.7 million) . Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis. To meet any liquidity shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; drawing on the line of credit; liquidating proprietary investments and/or issuing common shares.

Concentration risk

The majority of the Company's AUM, as well as its proprietary investments and loans receivables are focused on the natural resource sector, and in particular, precious metals & mining.

64

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

14     SEGMENTED INFORMATION

For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:

•	Exchange Listed Products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;

•	Lending (reportable), which provides lending activities through limited partnership vehicles as well as through direct lending activities using the Company's balance sheet;

•	Managed Equities (reportable), which provides asset management and sub-advisory services to the Company's branded funds, fixed-term LPs and managed accounts;

•	Brokerage (reportable), which includes the activities of our Canadian and U.S broker-dealers;

•	Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;

•	All Other Segments (non-reportable), which do not meet the definition of reportable segments as per IFRS 8.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on proprietary investments (as if such gains and losses had not occurred), foreign exchange gains and losses, one time non-recurring expenses, non-cash and non-recurring stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

The following tables present the operations of the Company's segments (in thousands $):

For the year ended December 31, 2019

	Exchange Listed Products	Lending	Managed Equities	Brokerage	Corporate	Elimination and all other segments	Consolidated
Total revenue	31,666	18,110	18,707	28,123	(2,736)	2,331	96,201
Total expenses	11,433	9,465	10,869	27,124	13,848	6,311	79,050
Pre-tax Income (loss)	20,233	8,645	7,838	999	(16,584)	(3,980)	17,151
Adjusted base EBITDA	23,863	14,236	4,201	4,413	(9,674)	1,427	38,466

For the year ended December 31, 2018

	Exchange Listed Products	Lending	Managed Equities (1)	Brokerage (1)	Corporate	Elimination and all other segments (1)	Consolidated
Total revenue	33,479	27,702	12,598	32,182	2,472	836	109,269
Total expenses	9.057	7,316	10,142	29,630	14,528	5.939	76,612
Pre-tax Income (loss)	24.422	20,386	2,456	2,552	(12,056)	(5.103)	32,657
Adjusted base EBITDA	24,924	15,437	4,571	4,033	(8,982)	529	40,512

(1) Prior year figures have been restated to reflect the changes in operating segments.

65

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the years ended
	Dec. 31, 2019	Dec. 31, 2018
Canada	82,708	94,719
United States	13,493	14,550
	96,201	109,269

15     LOAN FACILITY

As at December 31, 2019, the Company had $20 million (December 31, 2018 - $Nil) outstanding on its credit facility, $5 million of which is due within 12 months and $15 million is due after 12 months (December 31, 2018 - $Nil and $Nil respectively).

The Company has a 5 year, $90 million credit facility with a major Canadian schedule I chartered bank. The facility consists of a $25 million term loan and a $65 million revolving line of credit. Amounts may be borrowed under the facility through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. In the first quarter, the Company drew $25 million on the term loan portion of the credit facility to avoid its expiry and to partially fund anticipated growth in the business over the next 12-18 months. As at December 31, 2019, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

◦         5-year, $65 million revolver with "bullet maturity" December 31, 2022

◦         5-year, $25 million term loan with 5% of principal amortizing quarterly with the remaining balance maturing on December 31, 2022

Interest Rate

◦         Prime rate + 0 bps or;

◦         Banker Acceptance Rate + 170 bps

Covenant Terms

◦         Minimum AUM: $8.2 billion

◦         Debt to EBITDA less than 2.5:1

◦         EBITDA to interest expense more than 2.5:1

16     COMMITMENTS AND PROVISIONS

Besides the Company's long-term lease agreement, there may be commitments to make investments in the net investments portfolio of the Company. As at December 31, 2019, the Company had $8.6 million in co-investment commitments from the lending segment (December 31, 2018 - $38.7 million).

66

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

17.    EVENTS AFTER THE REPORTING PERIOD

On January 17, 2020, the Company successfully closed on the acquisition of the Tocqueville Asset Management's gold strategies for proceeds of US$15 million. Contingent consideration valued up to an additional US$35 million is payable subject to the achievement of certain financial performance conditions over two years following the closing of the transaction.

67

Corporate Information

Head Office	Legal Counsel
Sprott Inc.	Stikeman Elliot LLP
Royal Bank Plaza, South Tower 200 Bay Street, Suite 2600	5300 Commerce Court West 199 Bay Street
Toronto, Ontario M5J 2J1, Canada	Toronto, Ontario M5L 1B9
T: 416.943.8099
1.855.943.8099	Auditors
KPMG LLP
Directors & Officers	Bay Adelaide Centre
Ronald Dewhurst, Chairman	333 Bay Street, Suite 4600
Sharon Ranson, FCPA, FCA, Director	Toronto, Ontario M5H 2S5
Rosemary Zigrossi, Director
Graham Birch, Director	Investor Relations
Peter Grosskopf, Chief Executive Officer and Director	Shareholder requests may be directed to
Rick Rule, Director	Investor Relations by e-mail at ir@sprott.com
Whitney George, President	or via telephone at 416.943.8099
Kevin Hibbert, FCPA, FCA, Chief Financial Officer	or toll free at 1.855.943.8099
Arthur Einav, Corporate Secretary
Stock Information
Transfer Agent & Registrar	Sprott Inc. common shares are traded on the
TMX Equity Transfer Services	Toronto Stock Exchange under the symbol ‘‘SII’’
200 University Avenue, Suite 300
Toronto, Ontario M5H 4H1	Annual General Meeting
Toll Free: 1.866.393.4891	Friday, May 8, 2020 12:00 pm Stikeman Elliot LLP
www.tmxequitytransferservices.com	5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

www.sprott.com